UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DOUBLEDOWN INTERACTIVE CO., LTD.

(Name of Subject Company (Issuer))

B. RILEY FINANCIAL, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 0.05 COMMON SHARES, PAR VALUE ~~W~~10,000 PER SHARE

(Title of Class of Securities)

25862B109

(CUSIP Number of Class of Securities)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) to purchase up to 2,000,000 American Depositary Shares (“ADS”), each representing 0.05 of a common share, par value ~~W~~10,000 per share, of DoubleDown Interactive Co., Ltd., a South Korea limited company (“DDI”) by a wholly owned subsidiary of B. Riley Financial, Inc. (“BRF”).

Important Information

The Offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any ADS of DDI or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and certain other offer documents will be filed with the Securities and Exchange Commission (the “SEC”) by BRF. The offer to purchase ADS of DDI will only be made pursuant to the offer to purchase and related tender offer materials. HOLDERS OF ADS OF DDI ARE URGED TO READ THESE DOCUMENTS CAREFULLY, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ADS. The offer to purchase and related letter of transmittal will be made available free of charge at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting B. Riley. Copies of the documents filed with the SEC by B. Riley will be available free of charge on B. Riley’s investor relations website at ir.brileyfin.com or by contacting B. Riley’s investor relations at ir@brileyfin.com.

Item 12. Exhibits

Exhibit 99.1	Press Release, dated September 13, 2021.